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MAR 0 3 2008

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108

SECURITIES A[illegible]
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08029526

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46845 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HARVEST CAPITAL LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 SILAS DEANE HIGHWAY, SUITE 300
(No. and Street)

WETHERSFIELD (City) CONNECTICUT (State) 06109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL CALLAGHAN (860) 257-1500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FILOMENO & COMPANY; P.C.
(Name – *if individual, state last, first, middle name*)

80 SOUTH MAIN STREET (Address) WEST HARTFORD (City) CONNECTICUT (State) 06107 (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MICHAEL CALLAGHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVEST CAPITAL LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Callaghan
Signature

CHIEF OPERATING OFFICER
Title

Diane Gentile
Notary Public my comm exp 5/31/2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AUDITED FINANCIAL STATEMENTS**

**HARVEST CAPITAL, LLC**

**YEARS ENDED DECEMBER 31, 2007 AND 2006**

# CONTENTS

*FILOMENO & COMPANY, P.C.*

*CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS*
*AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK*

## INDEPENDENT AUDITOR'S REPORT

To the Members
**HARVEST CAPITAL, LLC**

We have audited the accompanying statements of financial condition of **HARVEST CAPITAL, LLC** as of **December 31, 2007** and **2006** and the related statements of income and members' capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Capital, LLC as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 25, 2008

*"PROFIT FROM OUR EXPERIENCE"*
80 South Main Street · West Hartford, CT 06107 · (860) 561-0020 · Fax (860) 561-4347 · www.filomeno.com

## STATEMENTS OF FINANCIAL CONDITION

## HARVEST CAPITAL, LLC

## DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 57,405 | $ 53,286 |
| Accounts receivable | 471,940 | 287,362 |
| Prepaid expenses | 7,134 | 8,046 |
| **Total current assets** | **$ 536,479** | **$ 348,694** |
| **PROPERTY AND EQUIPMENT, AT COST** | $ 52,015 | $ 49,636 |
| Less: accumulated depreciation | (32,836) | (24,707) |
| **Net property and equipment** | **$ 19,179** | **$ 24,929** |
| **TOTAL ASSETS** | **$ 555,658** | **$ 373,623** |
| **LIABILITIES AND MEMBERS' CAPITAL** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 413,402 | $ 259,551 |
| Capital lease current | 3,330 | 3,061 |
| Accrued expenses | 24,476 | 6,073 |
| **Total current liabilities** | **$ 441,208** | **$ 268,685** |
| **LONG-TERM DEBT** | | |
| Capital lease noncurrent | $ 6,927 | $ 10,236 |
| **Total long-term debt** | **$ 6,927** | **$ 10,236** |
| **MEMBERS' CAPITAL** | | |
| **Total members' capital**, *page 3* | **$ 107,523** | **$ 94,702** |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | **$ 555,658** | **$ 373,623** |

The accompanying notes are an integral part of the financial statements.

## STATEMENTS OF INCOME AND MEMBERS' CAPITAL

## HARVEST CAPITAL, LLC

## FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | AMOUNT | PERCENT | AMOUNT | PERCENT |
| **REVENUES** | | | | |
| Commissions | $ 6,097,404 | 100.0 % | $ 4,590,202 | 100.0 % |
| **Total revenue** | **$ 6,097,404** | **100.0 %** | **$ 4,590,202** | **100.0 %** |
| **EXPENSES** | | | | |
| Commissions | $ 5,264,537 | 86.3 % | $ 4,009,171 | 87.3 % |
| Payroll | 269,252 | 4.4 % | 240,555 | 5.2 % |
| Consultants | 107,766 | 1.8 % | 93,637 | 2.0 % |
| Accounting and legal fees | 101,336 | 1.7 % | 8,660 | 0.2 % |
| Regulatory fees | 79,230 | 1.3 % | 55,030 | 1.2 % |
| Insurance | 53,576 | 0.9 % | 44,571 | 1.0 % |
| Promotion | 45,559 | 0.7 % | 26,040 | 0.6 % |
| Office expenses | 38,642 | 0.6 % | 35,348 | 0.8 % |
| Rent expense | 36,460 | 0.6 % | 33,960 | 0.7 % |
| Pershing fees | 25,425 | 0.4 % | - - - | - - % |
| Computer expense | 25,204 | 0.4 % | 19,473 | 0.4 % |
| Payroll taxes | 23,344 | 0.4 % | 20,816 | 0.5 % |
| Depreciation | 8,129 | 0.1 % | 7,314 | 0.2 % |
| Filing fees | 1,909 | - - % | 563 | - - % |
| Miscellaneous | 1,375 | - - % | - - - | - - % |
| Meals and entertainment | 800 | - - % | - - - | - - % |
| Licenses and permits | 517 | - - % | - - - | - - % |
| **Total expenses** | $ 6,083,061 | 99.6 % | $ 4,595,138 | 100.1 % |
| **OTHER INCOME (EXPENSE)** | | | | |
| Interest income | $ 2,229 | - - % | $ - - - | - - % |
| Interest expense | (3,751) | (0.1)% | (2,745) | (0.1)% |
| **Total other (expense) income** | $ (1,522) | (0.1)% | $ (2,745) | (0.1)% |
| **NET INCOME (LOSS)** | **$ 12,821** | 0.3 % | **$ (7,681)** | (0.2)% |
| Members' capital, beginning | 94,702 | | 102,383 | |
| **Members' capital, ending**, *page 2* | **$ 107,523** | | **$ 94,702** | |

The accompanying notes are an integral part of the financial statements.

## STATEMENTS OF CASH FLOWS

## HARVEST CAPITAL, LLC

## FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Commissions received | $ 5,912,826 | $ 4,509,181 |
| Cash paid for commissions and vendors | (5,903,288) | (4,492,342) |
| **Net cash provided by operating activities** | **$ 9,538** | **$ 16,839** |
| **INVESTING ACTIVITIES** | | |
| Purchase of equipment | $ (2,379) | $ (4,755) |
| **Net cash used for investing activities** | **$ (2,379)** | **$ (4,755)** |
| **FINANCING ACTIVITIES** | | |
| Repayment of capital lease obligation | $ (3,040) | $ (10,646) |
| **Net cash used for financing activities** | **$ (3,040)** | **$ (10,646)** |
| **NET INCREASE IN CASH** | **$ 4,119** | **$ 1,438** |
| CASH AND CASH EQUIVALENTS, beginning | 53,286 | 51,848 |
| **CASH AND CASH EQUIVALENTS, ending** | **$ 57,405** | **$ 53,286** |

The accompanying notes are an intergral part of the financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

Harvest Capital, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

### BASIS OF ACCOUNTING

Harvest Capital, LLC utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally five business days after trade date for securities sold for customers.

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

### PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets on a straight-line method for financial statement purposes.

### ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projections of trends.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

### FEDERAL AND STATE INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income or loss of the Company is reported by the members and included on their individual income tax returns.

### RESERVE REQUIREMENTS

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

### NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The rule prohibits a broker/dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker/dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of **December 31, 2007**, the net capital was **$42,935** an excess of **$13,060** over required minimum net capital of $25,000 for National Association of Securities Dealers, Inc. As of **December 31, 2006**, the net capital was **$51,661,** an excess of **$26,661** over required minimum net capital of $25,000 for National Association of Securities Dealers, Inc.

## 2. RELATED PARTY TRANSACTIONS

The Company uses office space, which is leased by a member of the Company who then subleases the office space to the Company. The lease requires monthly rent of **$3,330** with various annual increases.

Various office expenses paid by a member of the Company are not reimbursed by the Company for 2007 and 2006.

## 3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There are no borrowings under subordination agreements at December 31, 2007 and 2006.

## 4. PROPERTY AND EQUIPMENT, AT COST

Depreciation charged to current operations amounted to **$8,129** in **2007** and **$7,314** in **2006**. Depreciation by major categories of assets is shown below.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | COST | DEPRECIATION | COST | DEPRECIATION |
| Computer equipment | $ 44,181 | $ 7,557 | $ 41,802 | $ 6,859 |
| Office furniture | 7,834 | 572 | 7,834 | 455 |
| **Total** | **$ 52,015** | **$ 8,129** | **$ 49,636** | **$ 7,314** |

## 5. OBLIGATIONS UNDER CAPITAL LEASE

The Company is the lessee of office equipment under capital leases expiring in various years through 2010. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of the assets under the capital leases are included in depreciation expense for **2007** and **2006**. The capitalized cost of the office equipment is **$16,537**. Accumulated depreciation at **December 31, 2007** and **2006** was **$6,890** and **$3,307**, respectively.

Minimum future lease payments under the capital lease for each of the next three years are:

| DECEMBER 31, | AMOUNT |
|---|---|
| 2008 | $ 4,068 |
| 2009 | 4,068 |
| 2010 | 3,390 |
| Total minimum lease payments | $ 11,526 |
| Less: amount representing interest | (1,269) |
| **Present Value of Net Minimum Lease Payment** | **$ 10,257** |

## 6. RECONCILIATION OF NET (LOSS) INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | 2007 | 2006 |
|---|---|---|
| **Net income (loss),** *page 3* | $ 12,821 | $ (7,681) |
| *Adjustments to reconcile net (loss) income to net cash provided by operating activities:* | | |
| Depreciation and amortization | $ 8,129 | $ 7,314 |
| **(Increase) decrease in:** | | |
| Accounts receivable | (184,578) | (81,021) |
| Prepaid expenses | 912 | 630 |
| **Increase (decrease) in:** | | |
| Accounts payable | 153,851 | 96,624 |
| Accrued expenses | 18,403 | 973 |
| Total adjustments | $ (3,283) | $ 24,520 |
| **Net cash provided by operating activities** | **$ 9,538** | **$ 16,839** |

## 7. CONTINGENCIES

The Company together with various other broker-dealers, corporations, and individuals – have been named as defendants in several arbitration claims that allege violations of federal and state securities laws and claim substantial damages. At this point, outside legal counsel is in the process of conducting both mediation and settlement discussions. The Company has numerous defenses and at this point it is undeterminable if any payment will have to be made by the Company.

*FILOMENO & COMPANY, P.C.*

*CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS*
*AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK*

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
**HARVEST CAPITAL, LLC**

We have audited the accompanying financial statements of **HARVEST CAPITAL, LLC** as of and for the years ended **December 31, 2007** and **2006**, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 25, 2008


80 South Main Street · West Hartford, CT 06107 · (860) 561-0020 · Fax (860) 561-4347 · www.filomeno.com

**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**HARVEST CAPITAL, LLC**

**FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006**

| | 2007 | 2006 |
|---|---|---|
| **NET CAPITAL** | | |
| Total members' capital | $ 107,523 | $ 94,702 |
| Deduct members' capital not allowable for net capital | (64,588) | (43,041) |
| **Total members' capital qualified for net capital** | **$ 42,935** | **$ 51,661** |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required for broker | $ 29,875 | $ 25,000 |
| Excess net capital | $ 13,060 | $ 26,661 |
| Net capital requirement | $ 29,875 | $ 25,000 |
| Net capital deficiency | $ - - - | $ - - - |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (Included in Part II of Form X-17A-5 as of December 31, 2007 and 2006) | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS reports | $ 42,935 | $ 51,661 |
| Audit adjustments | - - - | - - - |
| **NET CAPITAL PER ABOVE** | **$ 42,935** | **$ 51,661** |

See accompanying auditor's report on supplemental information.

*FILOMENO & COMPANY, P.C.*

*CERTIFIED PUBLIC ACCOUNTANTS · BUSINESS ADVISORS*
*AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK*

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
**HARVEST CAPITAL, LLC**

In planning and performing our audits of the financial statements of **Harvest Capital, LLC** (the "Company") for the years ended **December 31, 2007** and **2006**, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**INDEPENDENT AUDITOR'S REPORT ON**
**INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**
*(continued)*

Because of inherent limitations in internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any one other than these specified parties.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 25, 2008

END